UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

DITECH HOLDING CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title and Class of Securities)

25501G105
(CUSIP Number)

Caren Abramovich
Birch Run Capital Advisors, LP
1350 Broadway
Suite 2215
New York, NY 10018
(212) 433-1980

with a copy to:
Jason Daniel, Esq.
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX 75201-4624
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2018
(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: Birch Run Capital Advisors, LP *
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 224,864
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 224,864
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 224,864
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13)	Percent of Class Represented by Amount in Row (11): 4.7%**
(14)	Type of Reporting Person (See Instructions): IA, PN

*	Birch Run Capital Advisors, LP is a registered investment adviser.

**

Based on 4,626,508 shares of common stock outstanding as of May 18, 2018 (and reported by the Issuer in its Form 10-Q filed with the SEC on June 6, 2018), plus 94,463 shares of common stock that may be received by the Reporting Person from the exercise of 94,463 Series A Warrants, and plus 74,955 shares of common stock that may be received by the Reporting Person from the exercise of 74,955 Series B Warrants.

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: BRC Advisors GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 224,864
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 224,864
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 224,864
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13)	Percent of Class Represented by Amount in Row (11): 4.7%*
(14)	Type of Reporting Person (See Instructions): HC, OO

* Based on 4,626,508 shares of common stock outstanding as of May 18, 2018 (and reported by the Issuer in its Form 10-Q filed with the SEC on June 6, 2018), plus 94,463 shares of common stock that may be received by the Reporting Person from the exercise of 94,463 Series A Warrants, and plus 74,955 shares of common stock that may be received by the Reporting Person from the exercise of 74,955 Series B Warrants.

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: Daniel Beltzman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 60,515
	(8)	Shared Voting Power 224,864
	(9)	Sole Dispositive Power 60,515
	(10)	Shared Dispositive Power 224,864
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 285,379
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13)	Percent of Class Represented by Amount in Row (11): 5.9%*
(14)	Type of Reporting Person (See Instructions): IN, HC

* Based on 4,626,508 shares of common stock outstanding as of May 18, 2018 (and reported by the Issuer in its Form 10-Q filed with the SEC on June 6, 2018), plus 106,671 shares of common stock that may be received by the Reporting Person from the exercise of 106,671 Series A Warrants, and plus 84,642 shares of common stock that may be received by the Reporting Person from the exercise of 84,642 Series B Warrants.

Schedule 13D

CUSIP No. 25501G105

(1)	Name of Reporting Persons: Gregory Smith
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 224,864
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 224,864
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 224,864
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13)	Percent of Class Represented by Amount in Row (11): 4.7%*
(14)	Type of Reporting Person (See Instructions): IN, HC

* Based on 4,626,508 shares of common stock outstanding as of May 18, 2018 (and reported by the Issuer in its Form 10-Q filed with the SEC on June 6, 2018), plus 94,463 shares of common stock that may be received by the Reporting Person from the exercise of 94,463 Series A Warrants, and plus 74,955 shares of common stock that may be received by the Reporting Person from the exercise of 74,955 Series B Warrants.

Schedule 13D

CUSIP No. 25501G105

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on November 18, 2015, as amended by Amendment No. 1 filed on February 13, 2018, by Daniel Beltzman, Gregory Smith, Birch Run Capital Advisors, LP and BRC Advisors GP, LLC (collectively, the “Reporting Persons”). This Amendment does not modify any of the disclosure previously reported in the Schedule 13D, if not specifically amended herein. Unless otherwise defined herein, all capitalized items shall have the meanings ascribed to them in the Schedule 13D, as amended.

None of the Reporting Persons have purchased or sold any securities of the Issuer since the filing of the previous amendment. This Amendment is being filed to report the liquidation of one private investment fund through an in-kind, pro rata distribution of its securities to its limited partners, and the relinquishing of voting and investment authority over another private investment fund, as more fully described in Item 5.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) are hereby amended as follows:

Items 7 through 11 and 13 of each of the cover pages of this Amendment are incorporated herein by reference.

Set forth below is the aggregate number and percentage of shares of common stock, par value $0.01 per share, of the Issuer (“Common Stock”) directly held, as of the date hereof for each of the Reporting Persons. The Percentage of Class Outstanding for Daniel Beltzman is based on 4,626,508 shares of Common Stock outstanding, plus 12,208 shares of Common Stock that may be received upon exercise of 12,208 Series A Warrants and plus 9,687 shares of Common Stock that may be received upon exercise of 9,687 Series B Warrants. The Percentage of Class Outstanding for Birch Run Capital Partners, LP is based on 4,626,508 shares of Common Stock outstanding, plus 94,463 shares of Common Stock that may be received upon exercise of 94,463 Series A Warrants and plus 74,955 shares of Common Stock that may be received upon exercise of 74,955 Series B Warrants.

Holder	Number of Shares of Common Stock	Number of Shares of Common Stock if Series A Warrants Exercised	Number of Shares of Common Stock if Series B Warrants Exercised	Total Common Stock Received and Common Stock Upon Exercise of Warrants	Percentage of Class Outstanding
Daniel Beltzman	38,620.00	12,208.00	9,687.00	60,515.00	1.30%
Birch Run Capital Partners,LP	55,446.00	94,463.00	74,955.00	224,864.00	4.69%

Birch Run GP as the general partner of Birch Run, Daniel Beltzman and Gregory Smith as Managing Members of Birch Run GP, and Birch Run as investment adviser to Birch Run Capital Partners, LP (“BRCP”) may be deemed to be beneficial owners of securities of the Issuer directly held by BRCP, and may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of such securities. Mr. Beltzman exercises sole voting and investment power over the shares of Common Stock and Warrants directly held by him.

The Reporting Persons disclaim beneficial ownership of the securities of the Issuer held by BRCP and this Amended Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Persons actually exercises voting or investment power with respect to such securities.

Pursuant to management agreements among Birch Run, BRCP, and their general partner, Birch Run has complete and unlimited discretion and authority with respect to the BRCP’s investments and voting power over investments.

Item 5(c) is hereby amended as follows:

On June 8, 2018, the general partner of Walloon BRC, LP (“Walloon”), one of the private investment funds to which Birch Run serves as the registered investment advisor, elected to liquidate Walloon, by distributing 170,676 shares of Common Stock of the Issuer, 290,780 Series A Warrants of the Issuer, and 230,728 Series B Warrants of the Issuer, to each of its limited partners, on a pro rata, in-kind basis, without consideration. Due to the high water mark applicable to Walloon’s general partner at the time of the distribution, it did not hold any pecuniary interest in Walloon, prior to (or after) the in kind, pro rata distribution of securities. Following the distribution, the Reporting Persons no longer have beneficial ownership of securities of the Issuer previously held in Walloon.

On June 8, 2018, the general partner of Pike BRC, LP (“Pike”), one of the private investment funds to which Birch Run served as the registered investment advisor, elected to relinquish its entire general partner interest to Pike for no consideration. At the time the general partner relinquished its general partner interest, Pike held 199,122 shares of Common Stock of the Issuer, 339,243 Series A Warrants of the Issuer, and 269,182 Series B Warrants of the Issuer. Due to the high water mark applicable to Pike’s general partner at the time of the transfer, it did not hold any pecuniary interest in Pike, prior to (or after) relinquishing control. Following the transfer of the general partner’s interest, the Reporting Persons no longer have beneficial ownership of securities of the Issuer held in Pike.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.	Joint Filing Agreement*

*As previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 11, 2018

Birch Run Capital Advisors, LP

By:	BRC Advisors GP, LLC, its general
partner

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance
Officer

BRC Advisors GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance
Officer

Daniel Beltzman

By:	/s/ Daniel Beltzman

Gregory Smith

By:	/s/ Gregory Smith